NEWS RELEASE
TSX Venture Exchange Symbol: SNV	August 9th , 2005

SONIC ENVIRONMENTAL ANNOUNCES GRANT OF OPTIONS

Vancouver, CANADA—Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) announced that the Company has granted 150,000 incentive stock options to an investor relations consultant, at an exercise price of $2.50 per share. The grant of options is subject to regulatory and exchange approval.

The Company recently advanced its PCB destruction Sonoprocess™ from developmental to commercial operations at a PCB contaminated site in British Columbia. This is a significant step for Sonic towards capturing a share of the estimated multi-billion dollar, global PCB remediation market. Whilst Sonic’ s operating team is currently busy processing PCB contaminated soil from the Juker site, Sonic’ sales and marketing team are using this as a showcases project for potential joint venture partners and for interested clients in order to secure additional contracts.

Sonic Environmental Solutions Inc.
The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.SonicEnvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.